# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Definitive Healthcare Corp., CIK 0001861795
CUSIP: 24477E103
Title of class of securities: Class A Common Stock, $0.001 par value
Address of issuer's principal executive offices: 492 Old Connecticut Path, Suite 401, Framingham, Massachusetts (MA), 01701
Date of event which requires filing of this statement: 09/01/2026
Filed by CIK 0001879507
Persons authorized to receive notices and communications: Definitive Healthcare Corp., c/o Jason Ronald Krantz, 492 Old Connecticut Path, Suite 401, Framingham, Massachusetts (MA), 01701, (508) 720-4224; Copy to: Matthew J. Gardella, Mintz, Levin, Cohn, Ferris, Glovsky, and Popeo, P.C., One Financial Center, Boston, Massachusetts (MA), 02111, (617) 542-6000

## Reporting persons
- Jason Ronald Krantz (CIK 0001879507): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 22,497,978; shared voting power 0; sole dispositive power 22,497,978; shared dispositive power 0; aggregate amount beneficially owned 22,497,978 (17.6% of the class)
  Comment: As described herein the Reporting Person has beneficial ownership of approximately 17.6%. The reported percentage is calculated based on 106,744,713 shares of Class A Common Stock outstanding (as reported in the Issuer's Current Report on Form 10-Q filed with the Securities and Exchange Commission ("SEC") on August 10, 2026), and includes (i) 41,457 shares of Class A Common Stock that are issuable to the Reporting Person upon vesting of restricted stock units and performance-based restricted stock units, within 60 days of September 2, 2026 and (ii) 21,299,157 shares of Class A Common Stock issuable at the holder's election upon exchange of the Reporting Person's directly and indirectly held equal number of vested LLC Units.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.001 par value
Name of issuer: Definitive Healthcare Corp.
Address of issuer's principal executive offices: 492 Old Connecticut Path, Suite 401, Framingham, Massachusetts (MA), 01701
Comment: This Schedule 13D relates to the shares of Class A Common Stock, par value $0.001 per share, of Definitive Healthcare Corp. ("Issuer"). The principal executive offices of the Issuer are located at 492 Old Connecticut Path, Suite 401, Framingham, MA 01701. The Class A Common Stock is listed on The Nasdaq Stock Market LLC under the symbol "DH".

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed on behalf of Jason Ronald Krantz.
Residence or business address: The address of the principal business and principal office of the Reporting Person is 133 Clarendon Street, Box 170298, Boston, MA 02116.
Present principal occupation or employment: The Reporting Person is the Managing Partner and Founder of Breachway Capital, a venture capital and growth equity firm.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
No securities were acquired in connection with the filing of this Schedule 13D. As the founder, former Chief Executive Officer and current Executive Chairman of the Board of Directors of the Issuer (the "Board"), the Reporting Person acquired his beneficial ownership in the Issuer primarily prior to the Issuer's initial public offering of the shares of the Class A Common Stock in September 2021 ("IPO"), except as noted below. The Reporting Person's beneficial ownership consists of both shares of Class A and Class B Common Stock. The latter is a component of the Limited Liability Company Units ("LLC Units") issued by AIDH Topco, a subsidiary of the Issuer, as part of the reorganization transactions that occurred in connection with the IPO.

In addition, the Reporting Person has acquired shares of Class A Common Stock upon the vesting of restricted stock units and performance-based restricted stock units granted by the Issuer to the Reporting Person as employment compensation for serving as the Chief Executive Officer (formerly) and the Executive Chairman of the Board. No cash consideration was paid by the Reporting Person in connection with such equity awards.

On November 7, 2022, the Reporting Person purchased 450,000 shares of Class A Common Stock in the open market at a price of $11.54 per share, for an aggregate purchase price of approximately $5,191,650. Such shares were acquired using the Reporting Person's personal funds.

## Item 4. Purpose of Transaction
Purpose of transaction:
Since February of 2022, the Reporting Person has filed a Statement of Beneficial Ownership on Schedule 13G and amendments thereto with respect to his beneficial ownership in the Issuer. As a result of the Proposal by the Advent Funds described below, which is premised on the Reporting Person's participation through a roll over arrangement, the Reporting Person is now converting his beneficial ownership filing on Schedule 13G to a filing on this Schedule 13D.

On September 1, 2026, Advent International, L.P., on behalf of certain of its managed funds (the "Advent Funds"), submitted a preliminary non-binding indication of interest ("Proposal") to the Special Committee (the "Special Committee") of the Board of Directors of the Issuer related to the proposed acquisition by the Advent Funds of all the outstanding shares of the Issuer's Class A Common Stock and all of the LLC Units, in each case, that are not already owned by the Advent Funds and the Reporting Person for an all-cash purchase price of $1.02 per share of Class A Common Stock and an equivalent amount per LLC Unit (the "Advent Proposed Transaction"). Based on the Schedule 13D filed by the Advent Funds on September 2, 2026 (the "Advent Schedule 13D"), the Advent Funds have beneficial ownership of approximately 58.54% of the Issuer.

The Proposal states that it is premised on the Reporting Person rolling over all his Class A Common Stock and LLC Units into equity of the surviving company. The Proposal also states that any definitive agreement to be reached by the parties would be subject to customary closing conditions, including approval by the Special Committee and approval by any applicable regulatory authorities. Subject to the parties reaching a definitive agreement, including regarding the terms of any roll over arrangement, and the Special Committee approving and recommending a definitive transaction with the Advent Funds, the Reporting Person expects to actively consider his roll over participation as contemplated in the Proposal. This consideration may involve, among other things, discussions with the Advent Funds and the Special Committee regarding the Reporting Person's potential participation in order to facilitate the parties reaching a definitive agreement with respect to the Advent Proposed Transaction, or one similar to it. The Reporting Person reserves the right to modify or withdraw at any time his consideration and no binding obligation on the part of the Reporting Person or any of his affiliates exists nor will any arise with respect to the filing of this statement.

The Proposal may result in one or more of the transactions, events or actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, including, without limitation, an extraordinary corporate transaction (such as a merger) involving the Issuer, delisting of the Class A Common Stock of the Issuer from the Nasdaq Global Select Market and other material changes in the Issuer's business or corporate structure. However, there can be no assurances that any definitive agreement will be entered into, that the Advent Proposed Transaction will be consummated, or that the Advent Proposed Transaction will be consummated on the terms set forth in the Proposal.

If the Advent Proposed Transaction or a similar one to that described in the Proposal is not consummated, the Reporting Person will continue to regularly review and assess its investment in the Issuer and depending on market conditions and other factors may determine from time to time to engage in any of the matters referred to in clauses (a) through (j) of Item 4 of Schedule 13D. For example, the Reporting Person may from time to time consider any alternative transaction that may be proposed by a third party to the one described in the Proposal, acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market, block trades or privately negotiated transactions. Any actions the Reporting Person might undertake with respect to his investment in the Issuer may be made at any time and from time to time and will be dependent upon the Reporting Person's review of numerous factors, including, but not limited to: ongoing evaluation of the Issuer's business, financial condition, operations, prospects and strategic alternatives; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; tax considerations; liquidity of the Issuer's securities; and other factors and future developments.

Mr. Krantz serves as the Executive Chairman of the Board of the Issuer. In such capacity, Mr. Krantz may have influence over the Issuer's corporate activities, including activities that may relate to the matters referred to in clauses (a) through (j) of Item 4 of Schedule 13D.

The Reporting Person does not intend to provide additional disclosures regarding the Proposal unless and until a definitive agreement has been reached, or unless disclosure is otherwise required under applicable U.S. securities laws.

A copy of the Proposal is included as an exhibit to the Advent Schedule 13D. The foregoing description of the Proposal or the Advent Funds' beneficial ownership in the Issuer does not purport to be complete and is qualified in its entirety by reference to the full text of the Proposal and the Advent Schedule 13D, as may be amended.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information as of the date of the event which requires filing of this statement required by Items 5(a)-(b) is set forth in rows (7)-(13) of the cover page hereto and is incorporated herein by reference.

The Reporting Person's beneficial ownership relates to both Class A and Class B Common Stock. The latter is a component of the LLC Units issued by AIDH Topco, a subsidiary of the Issuer, as part of the reorganization transactions that occurred in connection with the IPO. Each LLC Unit was issued together with one share of Class B Common Stock of the Issuer. At the election of the respective holders, vested LLC Units may be exchanged for shares of Class A Common Stock on a one-for-one basis, and upon exchange the associated share of Class B Common Stock is canceled. Holders of each of the shares of the Class A Common Stock and Class B Common Stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors. Holders of shares of the Class B Common Stock vote together with holders of the Class A Common Stock as a single class on all matters on which stockholders are entitled to vote, except as otherwise required by law.

Specifically, the Reporting Person's beneficial ownership consists of:

(i) 450,000 shares of Class A Common Stock, held by DH Holdings (fka Jason R. Krantz 2009 Trust), of which Jason Ronald Krantz is the trustee and beneficiary and has the sole power to vote and to dispose the securities held by DH Holdings,

(ii) 707,364 shares of Class A Common Stock held directly by the Reporting Person,

(iii) 41,457 shares of Class A Common Stock that are issuable to the Reporting Person upon vesting of restricted stock units and performance-based restricted stock units, within 60 days of September 2, 2026,

(iv) 20,451,027 shares of Class A Common Stock that are issuable, at the holder's election, upon exchange of an equal number of vested LLC Units held by DH Holdings, and

(v) 848,130 shares of Class A Common Stock that are issuable, at the holder's election, upon exchange of an equal number of vested LLC Units held directly by the Reporting Person (all such shares described in clauses (i) through (v), collectively, the "Shares").

The Reporting Person's beneficial ownership percentage as reported herein (approximately 17.6%) is calculated, in accordance with Rule 13d-3(d)(1)(i) of the Act, based on the following fraction:

1. A numerator consisting of the sum of (i) 1,157,364 shares of Class A Common Stock currently outright held by the Reporting Person, whether directly or indirectly, (ii) 21,299,157 shares of Class A Common Stock issuable upon exchange of the Reporting Person's directly and indirectly held vested LLC Units and (iii) 41,457 shares of Class A Common Stock that are issuable to the Reporting Person upon vesting of restricted stock units and performance-based restricted stock units, within 60 days of September 2, 2026, and

2 . A denominator consisting of the sum of (i) 106,744,713 shares of Class A Common Stock outstanding, (ii) 41,457 shares of Class A Common Stock that are issuable to the Reporting Person upon vesting of restricted stock units and performance-based restricted stock units, within 60 days of September 2, 2026 and (iii) 21,299,157 shares of Class A Common Stock issuable upon exchange of the Reporting Person's directly and indirectly held vested LLC Units.

The reported amounts herein do not reflect securities beneficially owned by the Advent Funds, which are being separately reported on the Advent Schedule 13D. As a result of the Proposal, the Reporting Person and the Advent Funds may be deemed to constitute a "group," which, in the aggregate, would hold 84,991,654 shares of Class A Common Stock representing 66.36% of the outstanding shares of Class A Common Stock, as calculated under applicable rules.

Pursuant to Rule 13d-4 promulgated under the Act, the Reporting Person declares that the filing of this statement shall not be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D, or a member of a "group" with any of the Advent Funds.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a).
Transactions in the class effected during the past sixty days: The Reporting Person has effected no transactions in the Class A Common Stock during the past sixty days, other than the following routine equity compensation-related matter. On August 1, 2026, 12,166 shares of Class A Common Stock were withheld by the Issuer from the Reporting Person to satisfy tax withholding obligations in connection with the quarterly vesting and settlement of 41,457 shares of restricted stock units at a price of $0.6823 per share.
Other persons with the right to receive dividends or sale proceeds: No other person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered by this Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 4 is incorporated by reference in its entirety into this Item 6.

Amended LLC Agreement

In connection with the IPO, the Issuer, AIDH Topco, and each of the members of AIDH Opco who continued to hold LLC Units after the IPO, including the Reporting Person and DH Holdings ("Continuing IPO Members"), entered into the Second Amended and Restated Limited Liability Company Agreement of AIDH Topco (the "Amended LLC Agreement"). Under the Amended LLC Agreement, holders of LLC Units, including the Reporting Person, have the right to require AIDH Topco to exchange all or a portion of their LLC Units for newly issued shares of Class A Common Stock on a one-for-one basis (subject to customary adjustments, including for stock splits, stock dividends and reclassifications) of the Issuer. Shares of Class B Common Stock are cancelled on a one-for-one basis upon such exchange. Except for transfers to the Issuer or to certain permitted transferees, the LLC Units and shares of Class B Common Stock may not be sold, transferred or otherwise disposed of.

References to the Amended LLC Agreement in this Schedule 13D are qualified in their entirety by reference to the Amended LLC Agreement, a copy of which is attached hereto as Exhibit 99.1, and incorporated herein by reference in its entirety.

Tax Receivable Agreement

In connection with the IPO, the Issuer entered into a Tax Receivable Agreement with the Reporting Person and certain other parties (collectively, the "TRA Parties"). Under the Tax Receivable Agreement, the Issuer is generally required to pay to the TRA Parties, in the aggregate, 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax that the Issuer actually realizes, or in certain circumstances is deemed to realize, as a result of, among other things, tax basis adjustments resulting from future exchanges of LLC Units by Continuing IPO Members for Class A Common Stock of the Issuer.

References to the Tax Receivable Agreement in this Schedule 13D are qualified in their entirety by reference to the Tax Receivable Agreement, a copy of which is attached hereto as Exhibit 99.2, and incorporated herein by reference in its entirety.

Nominating Agreement

In connection with the IPO, the Reporting Person entered into a Nominating Agreement with the Issuer ("Nominating Agreement"). Pursuant to the Nominating Agreement, so long as the Reporting Person, together with his affiliates, beneficially owns at least 5% of the Issuer's outstanding common stock, the Reporting Person has the right to nominate one designee to the Issuer's Board of Directors. The Reporting Person also has the right to nominate a designee to fill any vacancy of a director previously nominated by the Reporting Person due to death, resignation or removal.

References to the Nominating Agreement in this Schedule 13D are qualified in their entirety by reference to the Nominating Agreement, a copy of which is attached hereto as Exhibit 99.3, and incorporated herein by reference in its entirety.

Registration Rights Agreement

Prior to the consummation of the IPO, the Issuer entered into a Registration Rights Agreement with certain of members of AIDH Topco and affiliates of Advent International Corporation, affiliates of Spectrum Equity, the Reporting Person, DH Holdings, AIDH Management Holdings, LLC and affiliates of 22C Capital ("Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, the Reporting Person has certain demand and piggyback registration rights with respect to the shares of Class A Common Stock that may be received upon the exchange of his LLC Units.

References to the Registration Rights Agreement in this Schedule 13D are qualified in their entirety by reference to the Registration Rights Agreement, a copy of which is attached hereto as Exhibit 99.4, and incorporated herein by reference in its entirety.

Except as set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Second Amended and Restated Limited Liability Company Agreement of AIDH Topco (incorporated by reference to Exhibit 3.3 to the Issuer's Quarterly Report on Form 10-Q (File No.001-40815) filed with the SEC on November 8, 2021).

99.2 Tax Receivable Agreement, dated September 14, 2021, between Definitive Healthcare Corp. and the TRA Parties (incorporated by reference to Exhibit 10.10 to the Issuer's Quarterly Report on Form 10-Q (File No. 001-40815) filed with the SEC on November 8, 2021).

99.3 Nominating Agreement, dated September 17, 2021, between the Issuer and Jason Krantz (incorporated by reference to Exhibit 10.13 to the Issuer's Quarterly Report on Form 10-Q (File No. 001-40815) filed with the SEC on November 8, 2021).

99.4 Registration Rights Agreement, dated September 14, 2021, by and among the Issuer and the Continuing IPO Members (incorporated by reference to Exhibit 10.9 to the Issuer's Quarterly Report on Form 10-Q (File No. 001-40815) filed with the SEC on November 8, 2021).

99.5 Advent Funds Proposal Letter, dated September 1, 2026 (incorporated by reference to Exhibit 99.2 to the Advent Schedule 13D filed with the SEC on September 2, 2026).

## Signatures
- Jason Ronald Krantz: /s/ Jason Ronald Krantz, Jason Ronald Krantz (09/02/2026)